FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 12, 2004	signed "Don Gleason" Don Gleason, CFO

2

PRESS RELEASE

CHARTWELL ANNOUNCES RECORD REVENUE AND CONTINUED
PROFITABILITY
— Revenue growth of 40%, Net Income of $0.05 per share —

Chartwell Technology Inc.	TSX: CWH

Calgary, Canada, June 17, 2004, Chartwell Technology Inc. (TSX:CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces unaudited financial results for the second quarter ended April 30, 2004.

Highlights of the quarter included:

•	Revenue of $2,725K compared with $1,946K during the same period in fiscal 2003;
•	Net earnings of $792K or $0.05 per diluted share compared with net earnings of $153K or $0.01 per diluted share during the same period in fiscal 2003;
•	Working capital of $8,369K compared to $6,587K during the same period in fiscal 2003;
•	The opening of our London based European sales, marketing and business development office;
•	Commenced trading on the Toronto Stock Exchange on May 3, 2004.

“This has been a strong financial quarter for Chartwell, consistent with our financial objectives for 2004", states Don Gleason, Chief Financial Officer. “We achieved record revenues, posted our sixth consecutive quarter of profitability and increased our working capital and cash position while continuing to invest in key areas of our business. The establishment of our European operation in London, our rollout of new products and platforms and our strong balance sheet will enable us to carry this financial momentum through the remainder of fiscal 2004".

Three Months Ended April 30, 2004

Revenue and earnings momentum continued into the second quarter ended April 30, 2004. Compared to the same period of 2003, revenue increased 40%, operating income increased 31%, earnings increased 418% and earnings per share diluted increased 400%.

Total revenue increased to $2,725K from $1,946K in the comparative quarter in 2003. Recurring license fee revenue is continuing to show quarter over quarter growth with second quarter fees approximately 39% higher than the previous quarter. The large increase in revenue is due to continued growth within our traditional customer base and the revenue contribution of new licensees.

Income from operations increased to $706K from $537K in the comparative quarter of 2003.

Net earnings increased to $792K from $153K in the comparative quarter of 2003. Net earnings are positively influenced by the recognition of future tax assets which are used to minimize current tax expense. Basic and diluted earnings per share increased to $0.06 and $0.05 respectively from $0.01 in the comparative quarter of 2003.

Six Months Ended April 30, 2004

Compared to the same six month period of 2003, revenue increased 39%, operating income increased 43%, earnings increased 170% and earnings per share diluted increased 125%.

Total revenue increased to $5,065K from $3,638K in the comparative six month period in 2003. License fees increased by 68% to $4,639K from $2,760K in the comparative six month period of 2003. Recurring license fees have consistently shown quarter over quarter growth over the last 12 months.

Income from operations increased to $1,268K from $885K in the comparative six month period of 2003. The increase is due to a larger growth in revenue than in expenses.

Net earnings increased to $1,351K from $500K in the comparative six month period of 2003. Basic and diluted earnings per share increased to $0.10 and $0.09 respectively from $0.04 in the comparative six month period of 2003.

Balance Sheet

The Company continued to strengthen its balance sheet. At April 30, 2004, Chartwell had no debt, total cash (including short term investments) of $6,452K and $8,369K in working capital.

Operating cash flow for the second quarter of 2004 was $198K and was positive due to increased cash generated from earnings, which was partially offset by an increase in accounts receivable. Cash provided by financing was $510K and cash used in investing was $322K.

Business Initiatives

During the second quarter of 2004 the Company delivered on two significant business initiatives.

1. Established a European Corporate Presence.

In keeping with the Company’s European market focus, Chartwell opened an office in London, U.K. in March. The London office will enhance the Company’s sales, marketing and business development initiatives and will be responsible for increasing Chartwell’s corporate presence and expansion into the strategic European market.

2. TSX Listing

On May 3, 2004 Chartwell commenced trading its shares on the Toronto Stock Exchange and delisted its shares from the TSX Venture Exchange. The TSX listing will provide the Company with increased visibility and greater market recognition. Investor and customer interest in Chartwell continues to grow.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com For further information, please contact: Chartwell Technology Inc.

Don Gleason, Chief Financial Officer (877) 261-6619 or (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe  Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

Consolidated Interim Financial Statements
For the three months and six months ended April 30, 2004

CHARTWELL TECHNOLOGY INC.
 Consolidated Balance Sheets (unaudited)

	As at April 30, 2004 (unaudited)	As at October 31, 2003

ASSETS

Current assets:
Cash and cash equivalents	$ 3,189,378	$ 3,465,120
Short term investments	3,262,808	1,712,890
Accounts receivable	2,172,037	1,991,725
Prepaid expenses & deposits	204,829	148,699

	8,829,052	7,318,434

Due from related parties	174,599	190,512

Capital assets	563,690	338,969

Goodwill (note 2)	811,666	--

Deferred software development costs	705,948	530,948

Future Income tax asset	508,490	520,000

	$ 11,593,445	$ 8,898,863

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 331,805	$ 217,012
Current portion of obligations under capital lease	16,109	5,956
Deferred revenue	111,681	343,311

	459,595	566,279

Obligations under capital lease	28,851	3,031

Shareholders' equity:
Share capital	16,233,993	14,809,723
Deficit	(5,128,994)	(6,480,170)

	11,104,999	8,329,553

	$ 11,593,445	$ 8,898,863

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
 Consolidated Statements of Income and Deficit

(unaudited)

	Three months ended April 30		Six months ended April 30

	2004	2003	2004	2003

Revenue:
Software development fees	$ --	$ 342,500	$ 357,438	$ 823,000
Software license fees	2,699,462	1,576,740	4,638,661	2,760,048
Interest and other	25,658	27,257	69,366	54,925

	2,725,120	1,946,497	5,065,465	3,637,973

Expenses:
Software development and support	986,485	971,181	1,958,725	1,843,034
General and administrative	979,179	388,245	1,750,284	811,446
Depreciation and amortization	53,431	22,276	87,964	43,568
Amortization of deferred software
development costs	--	27,517	--	55,034

	2,019,095	1,409,219	3,796,973	2,753,082

Income from operations	706,025	537,278	1,268,492	884,891

Foreign currency losses (gains)	(77,764)	384,415	(119,194)	384,415

Contracts acquired on acquisition (note 2)	25,000	--	25,000	--

Net income before taxes	758,789	152,863	1,362,686	500,476

Income taxes:
Income tax expense	256,940	--	476,940	--
Future income tax recovery	(290,430)	--	(465,430)	--

	(33,490)	--	11,510	--

Net income	792,279	152,863	1,351,176	500,476

Deficit, beginning of period	(5,921,273)	(7,743,409)	(6,480,170)	(8,091,022)

Deficit, end of period	$(5,128,994)	$(7,590,546)	$(5,128,994)	$(7,590,546)

Net earnings per share basic	$ 0.06	$ 0.01	$ 0.10	$ 0.04
Net earnings per share diluted	$ 0.05	$ 0.01	$ 0.09	$ 0.04

See accompanying notes to consolidated interim financial statements.

Weighted-average number of shares - basic	13,920,417	13,503,593	13,793,753	13,495,312
Weighted-average number of shares - diluted	15,607,694	13,503,593	15,481,030	13,495,312

CHARTWELL TECHNOLOGY INC.
 Consolidated Statements of Cash Flow
(unaudited)

	Three months ended April 30		Six months ended April 30

	2004	2003	2004	2003

Cash provided by (used in):

Operations:
Funds from operations:
Net income	$ 792,279	$ 152,863	$ 1,351,176	$ 500,476
Depreciation and amortization	53,431	22,276	87,964	43,568
Unrealized foreign exchange losses	(77,764)	253,481	(119,194)	253,481
Interest income capitalized	(2,035)	(1,902)	(4,087)	(3,843)
Amortization of deferred software
development costs	--	27,517	--	55,034
Future income tax recovery	(33,490)	--	11,510	--
Contracts acquired on acquisition	25,000	--	25,000	--
Deferred set-up costs	--	--	--	91,629

	757,421	454,235	1,352,369	940,345

Change in non-cash working capital:
Accounts receivable	(532,916)	(115,591)	(180,312)	(656,404)
Due from related parties	--	--	20,000	--
Prepaid expenses	(52,728)	(8,798)	(56,130)	(44,173)
Deferred revenue	3,339	(40,254)	(231,630)	31,000
Accounts payable and accrued liabilities	23,188	(46,123)	114,793	(62,218)

	(559,117)	(210,766)	(333,279)	(731,795)

	198,304	243,469	1,019,090	208,550

Financing:
Issue of shares	472,244	25,000	587,604	25,000
Repayment of lease obligations	37,875	(1,672)	35,973	(3,273)

	510,119	23,328	623,577	21,727

Investments:
Purchase of short term investments	(19,605)	791,004	(1,549,918)	1,498,679
Purchase of capital assets	(127,250)	(6,999)	(312,685)	(37,923)
Deferred software development costs	(175,000)	--	(175,000)	--

	(321,855)	784,005	(2,037,603)	1,460,756

Effect of foreign exchange rate changes
on cash and cash equivalents	77,764	(253,481)	119,194	(253,481)

	77,764	(253,481)	119,194	(253,481)

Increase (decrease) in cash	464,332	797,321	(275,742)	1,437,552

Cash, beginning of period	2,725,046	2,344,498	3,465,120	1,704,267

Cash, end of period	$ 3,189,378	$ 3,141,819	$ 3,189,378	$ 3,141,819

Supplemental cash flow information:
Cash interest received	$ 23,623	$ 25,355	$ 65,279	$ 51,082
Cash interest paid	826	527	1,123	1,124

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Interim Financial Statements
For the six months ended April 30, 2004 (unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. As the interim financial statements do not contain all of the disclosures required in annual financial statements, they should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. The interim financial statements follow the same accounting policies as the October 31, 2003 audited financial statements, except for the policy on goodwill as explained in note 2.

1.	Share capital:

As at April 30, 2004 and October 31, 2003 the Company had 16,477,901 and 15,987,701 common shares outstanding and 2,600,900 and 2,616,100 options to acquire common shares respectively. The weighted average number of shares outstanding for the quarter were 13,920,417. Diluted shares of 15,607,694 reflect the dilutive effect of the exercise of the options outstanding.

2.	Release of Escrowed Shares

On November 1, 1998, the Company acquired all of the issued and outstanding shares of Gateway Technology Inc. (“GTI”) for consideration of 1,000,000 common shares. Under the terms of the purchase Agreement, the shares were placed in escrow and were releasable from time to time as one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 were to be returned to the Company and cancelled. The escrowed shares were considered contingent consideration and valued at $nil in the financial statements at November 1, 1998.

At October 31, 2003 application was made to the TSX Venture Exchange for release of 333,333 shares in accordance with the terms of the escrow agreement. On February 12, 2004, the Exchange provided approval for the release of the shares and on April 27, 2004 the shares were released from escrow. The release of the additional shares have been accounted for as an additional cost of the purchase of GTI, equal to the fair value of the shares on February 12, 2004 of $836,667.

The following is a summary of the initial purchase consideration and the allocation to the assets and liabilities aquired based on their fair values at the date of acquisition.

Cash	$ 68,285
Software	$ 391,628
Capital Assets	$ 229,839
Net working capital deficiency	($341,947)
Long Term Debt	($297,805)

Net assets acquired	$ 50,000

The additional consideration of $836,667 has been assigned to license contracts acquired, in the amount of $25,000 and the remaining $811,667 to goodwill. The contracts expired in 2001 and have been written off as a current period expense.

In conjunction with the release of shares and the allocation of their fair value, in part, to goodwill, the Company has adopted the following policy of accounting for goodwill.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds it fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recongnized in an amount equal to the excess and is presented as a separate line item in the statement of earnings before extraordinary items and discontinued operations.

3.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the Canadian Institute of Chartered Accountants. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended April 30			Six months ended April 30
2004	Canada	Belize	Total	Canada	Belize	Total

Software set-up fees	$ --	$ --	$ --	$ --	$ 357,438	$ 357,438

Software license fees	$53,363	$2,646,099	$2,699,462	110,154	4,528,507	4,638,661

	Three months ended April 30			Six months ended April 30
2003	Canada	Belize	Total	Canada	Belize	Total

Software set-up fees	$ --	$ 342,500	$ 342,500	$ --	$ 823,000	$ 823,000

Software license fees	$63,440	$1,513,300	$1,576,740	$118,078	$2,641,970	$2,760,048

4.	Stock-based compensation

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. The Company has calculated the fair value of stock options granted to employees, directors, and officers using the Black Scholes option pricing model with a dividend yield of 0% and with the following weighted-average assumptions: Risk free interest rate-4%, Volatility-71%, Expected option life-5 years. Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s net income and earnings per share would have been changed to the following pro forma amounts:

	Three months ended April 30, 2004		Six months ended April 30, 2004

	As reported	Pro forma	As responded	Pro forma

Net income	$ 792,279	$ 675,030	$ 1,351,176	$ 1,180,385

Earnings per share basic	$ 0.06	$ 0.05	$ 0.10	$ 0.09

Earnings per share diluted	$ 0.05	$ 0.04	$ 0.09	$ 0.08